_________________________________________________

Lamar M. Chambers Senior Vice President and Chief Financial Officer	Ashland Inc. 50 E. RiverCenter Blvd., P.O. Box 391 Covington, KY 41012-0391 Tel: 859-815-4341, Fax: 859-815-5056 Cell: 770-330-8245, lmchambers@ashland.com

September 5, 2008

Ms. Jenn Do
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, DC  20549

Ashland Inc.
Form 8-K Item 4.01
Filed August 29, 2008
File No. 001-32532

Dear Ms. Do:

Ashland acknowledges the letter received from the United States Securities and Exchange Commission (the “SEC”), dated September 4, 2008, regarding Ashland’s Form 8-K filed August 29, 2008.

We have reviewed your comments and agree to file an amended Form 8-K/A in compliance with the comments.  Ashland further acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that the Staff Comments or changes to disclosure in response to Staff Comments do not foreclose the Commission from taking any action with respect to the filing; and that Ashland may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call David Mattingly, Senior Counsel, at (859) 815-5368, if you have any questions regarding this submission.

Very truly yours,

/s/ Lamar M. Chambers

Lamar M. Chambers
Senior Vice President and Chief Financial Officer